SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G

(Amendment No.__N/A__)*

Under the Securities Exchange Act of 1934

Blue Hat Interactive Entertainment Technology

(Name of Issuer)

Ordinary shares, par value $0.001 per share

(Title of Class of Securities)

G1329V106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(c)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. G1329V106
1	NAME OF REPORTING PERSON Prosper Hat Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,373,227*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,373,227*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,373,227*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.2%**
12	TYPE OF REPORTING PERSON CO
*	Comprised of 6,373,227 ordinary shares of the Issuer held by Prosper Hat Limited, a British Virgin Islands company wholly owned and controlled by Shaohong Chen.
**	Percentage ownership is based upon 35,000,000 ordinary shares of the Issuer issued and outstanding as of July 30, 2019, upon closing of the Issuer’s initial public offering, as reported in the Issuer’s Prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on July 29, 2019.

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CUSIP No. G1329V106
1	NAME OF REPORTING PERSON Shaohong Holding Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,232,659*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,232,659*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,232,659*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.4%**
12	TYPE OF REPORTING PERSON CO
*	Comprised of 2,232,659 ordinary shares of the Issuer held by Shaohong Holding Limited, a British Virgin Islands company wholly owned and controlled by Shaohong Chen.
**	Percentage ownership is based upon 35,000,000 ordinary shares of the Issuer issued and outstanding as of July 30, 2019, upon closing of the Issuer’s initial public offering, as reported in the Issuer’s Prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on July 29, 2019.

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CUSIP No. G1329V106
1	NAME OF REPORTING PERSON Shaohong Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,605,886*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,605,886*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,605,886*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 24.6%**
12	TYPE OF REPORTING PERSON IN
*	Comprised of 6,373,227 ordinary shares of the Issuer held by Prosper Hat Limited, a British Virgin Islands company wholly owned and controlled by Shaohong Chen, and 2,232,659 ordinary shares of the Issuer held by Shaohong Holding Limited, a British Virgin Islands company wholly owned and controlled by Shaohong Chen.
**	Percentage ownership is based upon 35,000,000 ordinary shares of the Issuer issued and outstanding as of July 30, 2019, upon closing of the Issuer’s initial public offering, as reported in the Issuer’s Prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on July 29, 2019.

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Item 1(a).	Name of Issuer:

Blue Hat Interactive Entertainment Technology

Item 1(b).	Address of Issuer’s Principal Executive Offices:

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China 361009

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by:

     Prosper Hat Limited

     Shaohong Holding Limited

     Shaohong Chen

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each Reporting Person is:

   Vistra (BVI) Limited of Vistra Corporate Services Centre

   Wickhams Cay II, Road Town

   Tortola, VG1110, British Virgin Islands

Item 2(c).	Citizenship:

Prosper Hat Limited is a British Virgin Islands company

Shaohong Holding Limited is a British Virgin Islands company

Shaohong Chen is a citizen of China

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.001 per share

Item 2(e).	CUSIP Number:

G1329V106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	[_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	[_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	[_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	[_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	[_] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

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(g)	[_] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution.
Item 4.	Ownership.

(a)	Amount beneficially owned:

Prosper Hat Limited: 6,373,227 shares

Shaohong Holding Limited: 2,232,659 shares

Shaohong Chen: 8,605,886 shares

Prosper Hat Limited, a British Virgin Islands company wholly owned and controlled by Shaohong Chen, beneficially owns 6,373,227 ordinary shares of the Issuer. Shaohong Holding Limited, a British Virgin Islands company wholly owned and controlled by Shaohong Chen, beneficially owns 2,232,659 ordinary shares of the Issuer. Shaohong Chen holds voting and dispositive power over the ordinary shares held by Prosper Hat Limited and Shaohong Holding Limited. Shaohong Chen therefore beneficially owns 8,605,886 ordinary shares of the Issuer.

(b)       Percent of class:

Prosper Hat Limited: 18.2%

Shaohong Holding Limited: 6.4%

Shaohong Chen: 24.6%

Percentage ownership is based upon 35,000,000 ordinary shares of the Issuer issued and outstanding as of July 30, 2019, upon closing of the Issuer’s initial public offering, as reported in the Issuer’s Prospectus on Form 424(b)(4) filed with the Securities and Exchange Commission on July 29, 2019.

(c)       Number of shares as to which each Reporting Person has:

(i)       Sole power to vote or to direct the vote: 0

(ii)      Shared power to vote or to direct the vote:

    Prosper Hat Limited: 6,373,227 shares

    Shaohong Holding Limited: 2,232,659 shares

    Shaohong Chen: 8,605,886 shares

(iii)     Sole power to dispose or to direct the disposition of: 0

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(iv)     Shared power to dispose or to direct the disposition of:

    Prosper Hat Limited: 6,373,227 shares

    Shaohong Holding Limited: 2,232,659 shares

    Shaohong Chen: 8,605,886 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2020

Prosper Hat Limited

By: /s/ Shaohong Chen

Shaohong Chen

Sole Director and Member

Shaohong Holding Limited

By: /s/ Shaohong Chen

Shaohong Chen

Sole Director and Member

Shaohong Chen

/s/ Shaohong Chen

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LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

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EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a single statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value $0.001 per share, of Blue Hat Interactive Entertainment Technology, a Cayman Islands company, and that this Agreement may be included as an exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of February 3, 2020.

Prosper Hat Limited

By: /s/ Shaohong Chen

Shaohong Chen

Sole Director and Member

Shaohong Holding Limited

By: /s/ Shaohong Chen

Shaohong Chen

Sole Director and Member

Shaohong Chen

/s/ Shaohong Chen

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